Exhibit 99.1

REDEMPTION OF 1.950% NOTES DUE 2018 AND 5.25% NOTES DUE 2019 OF STATOIL ASA

Statoil has elected to redeem all of the USD 750,000,000 1.950% Notes due 8 November 2018 (CUSIP: 85771PAR3; ISIN: US85771PAR38) and all of the USD 1,500,000,000 5.25% Notes due 15 April 2019 (CUSIP: 85771SAA4; ISIN: US85771SAA42) pursuant to the make-whole provisions of the Indenture, dated as of 15 April 2009, as supplemented by Supplemental Indenture No. 1, dated as of 26 May 2010.

The redemption date will be 14 December 2017 and the redemption prices will be determined on the third business day prior to the redemption date.